News Release

PRESS RELEASE

CONTACTS:

Daniel H. Burch (212)-929-5748

Jeanne M. Carr (212)-929-5916

MacKenzie Partners, Inc.

FOR IMMEDIATE RELEASE:

ISS Recommends Whitehall Jewellers’ Shareholders Vote Against

The Prentice Financing Proposals And For Newcastle’s Director Nominees

ISS Rejects The Prentice Financing Which Would, If Approved, Result

In A Change In Control At Whitehall Without A Premium To All Shareholders

DALLAS, TX - January 10, 2006 - Newcastle Partners, L.P. announced that Institutional Shareholder Services (ISS) has recommended that its clients vote against the proposals put forth by Whitehall Jewellers, Inc (Pink Sheets : JWLR) in connection with a series of financing transactions with investment funds managed by Prentice Capital Management, L.P. and Holtzman Opportunity Fund, L.P. ISS has also recommended that Whitehall shareholders reject the Prentice nominees and vote for the Newcastle nominees.

Specifically, ISS has recommended that Whitehall Jewellers’ stockholders vote, using Newcastle’s GREEN proxy card, AGAINST the proposed issuance of shares of Whitehall common stock to the Prentice Group pursuant to the terms of the proposed financing, AGAINST the proposal regarding a reverse stock split that would facilitate the issuance of shares under the Prentice financing transaction, and FOR Newcastle’s director nominees.

If elected, the Newcastle directors will represent five seats on a nine-member board. The Newcastle directors will, subject to their fiduciary duties, recommend that the Whitehall directors remove Whitehall’s impediments to the offer like the poison pill and approve Newcastle’s tender offer to acquire all of the outstanding shares at $1.50 cash.

In reaching its decision to recommend a vote AGAINST the financing proposals and for the Newcastle nominees, the ISS report stated: “The critical issue in this contest is which alternative will maximize shareholder value: ...Newcastle’s $1.50 offer if

-more-

consummated would, on the other hand, provide immediate liquidity to shareholders at a premium to market.” ISS went on to point out that “the terms of the Prentice Financing, if approved, will have a dilutive impact on shares outstanding resulting in a change in control of the company with no premium offered to shareholders.”

"We are pleased that ISS, the nation's largest proxy voting advisory service, recommends that stockholders vote against the financing proposals put forth by Whitehall," stated Mark Schwarz, managing member of Newcastle Partners. "We believe that it is in the best interests of stockholders to vote for our nominees and against Proposals 2 and 3 on our GREEN proxy card, in order to prevent Prentice and Holtzman from obtaining control of 87% of the company without paying a fair premium to all Whitehall shareholders."

Mr. Schwarz further stated: “We believe our offer provides Whitehall’s shareholders with a clearly superior alternative to the Prentice transaction. With the elimination of the financing contingency condition from our offer, we do not understand how the Board can justify selling up to 87% of Whitehall to Prentice for as little as $.75 per share rather than allowing shareholders to receive $1.50 per share now.”

Newcastle, through its whole-owned subsidiary, commenced a cash tender offer to purchase all of the outstanding shares of Whitehall on December 5, 2005. On January 4, 2006, Newcastle announced that it was increasing its offer price to $1.50 per share, extending the termination date of the offer to 5:00 pm, New York City time on Friday, January 27, 2006 and eliminating or amending a number of conditions to its offer. Newcastle now believes that the majority of the remaining conditions are now solely in control of the Board of Directors of Whitehall.

ISS is a leading proxy advisory firm that provides proxy recommendations on mergers, restructurings and election contests to more than 750 institutional investors, mutual funds, public pension funds and other fiduciaries.

If shareholders have any questions with respect to voting, they are directed to call MacKenzie Partners, Newcastle Partners’ proxy solicitor at 1-800-322-2885, or collect at 1-212-929-5500.

The solicitation and the offer to buy Whitehall Jewellers, Inc.’s common stock is only made pursuant to the Offer to Purchase and related materials that Newcastle Partners, L.P. and JWL Acquisition Corp. filed on December 5, 2005, as amended December 22, 2005, January 4, 2006, January 5, 2006 and January 9, 2006. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from MacKenzie Partners, the Information Agent for the offer, or from Newcastle Partners, L.P.

-more-

CERTAIN INFORMATION CONCERNING PARTICIPANTS

Newcastle Partners, L.P. (“Newcastle”), together with the other Participants (as defined below), has made a definitive filing with the SEC of a proxy statement (the “Definitive Proxy Statement”) and accompanying proxy card to be used to solicit votes against proposals of Whitehall Jewellers, Inc. (the “Company”) relating to a pending financing transaction between the Company and investment funds managed by Prentice Capital Management, L.P. and Holtzman Opportunity Fund, L.P. and for the election of its slate of director nominees at a special meeting of stockholders scheduled for January 19, 2006 (the “Special Meeting”).

NEWCASTLE ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS RELATING TO THE SPECIAL MEETING AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THE SOLICITATION WILL PROVIDE COPIES OF THE PROXY MATERIALS, WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, MACKENZIE PARTNERS, INC., AT ITS TOLL-FREE NUMBER: (800) 322-2885 OR BY E-MAIL AT: PROXY@MACKENZIEPARTNERS.COM.

THE PARTICIPANTS IN THE PROXY SOLICITATION ARE NEWCASTLE PARTNERS, L.P., NEWCASTLE CAPITAL MANAGEMENT, L.P., NEWCASTLE CAPITAL GROUP, L.L.C, JWL ACQUISITION CORP., MARK E. SCHWARZ, STEVEN J. PULLY, JOHN P. MURRAY, MARK A. FORMAN AND CLINTON J. COLEMAN (THE “PARTICIPANTS”). INFORMATION REGARDING THE PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS IS AVAILABLE IN THE SCHEDULE 13D JOINTLY FILED WITH THE SEC ON APRIL 19, 2005, AS SUBSEQUENTLY AMENDED ON JULY 7, 2005, OCTOBER 27, 2005, NOVEMBER 30, 2005, DECEMBER 5, 2005, DECEMBER 14, 2005, DECEMBER 29, 2005, JANUARY 5, 2006 AND JANUARY 9, 2006 AND THE DEFINITIVE PROXY STATEMENT.

# # #